[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

July 7, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Sandra B. Hunter, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Inc. (“Hilton Grand Vacations”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on June 2, 2016. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your June 24, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information

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described below are based upon information provided to us by Hilton Grand Vacations. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 1.

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Hilton Grand Vacations acknowledges the Staff’s comment and advises the Staff that it will provide all information required by Form 10, including filing all remaining required exhibits and completing all remaining blanks, in one or more future pre-effective amendments. Hilton Grand Vacations understands that the Staff requires a reasonable amount of time for review.

2.	We note your disclosure in the information statement that no vote of Hilton Worldwide stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

Hilton Grand Vacations advises the Staff that under Delaware law no vote of Hilton Parent stockholders is required to effect the spin-offs. Under the General Corporation Law of the State of Delaware (the “DGCL”), the declaration of a dividend by a Delaware corporation, like Hilton Parent, is ordinarily the sole prerogative of its board of directors. See Edward P. Welch et al., Folk on the Delaware General Corporation Law §170.06 (2016 ed.). Pursuant to §170 of the DGCL, “[t]he directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends” out of assets legally available therefor. In addition, pursuant to §173 of the DGCL, dividends may be paid in cash, shares of the corporation’s capital stock or property of the corporation, such as the shares of common stock of Park Parent and HGV Parent to be distributed in the spin-offs. The certificate of incorporation of Hilton Parent provides that its board of directors may authorize, declare and pay dividends “at such times and in such amounts as the board in its discretion shall determine.” The certificate of incorporation and bylaws of Hilton Parent do not contain any restriction that would require the consent or approval of Hilton Parent stockholders for the authorization, declaration and payment of lawful dividends. Moreover, the spin-offs will not constitute a sale, lease or exchange of all or substantially all of the property and assets of Hilton Parent, such that stockholder authorization would be required under §271 of the DGCL. Accordingly, the distribution by Hilton Parent to its stockholders of the shares of Park Parent and HGV Parent will not trigger a stockholder vote under Delaware law.

3.	We note your disclosure that, subject to market conditions, you plan to complete one or more financing transactions on or prior to the completion of the spin-off, including

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expanding the capacity of the Timeshare Facility and contributing the proceeds to Hilton Parent. Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Hilton Grand Vacations respectfully submits that the Hilton Parent stockholders will not be providing consideration in connection with the transfer of certain of the proceeds of one or more financing transactions (the “Relevant Debt Proceeds”) from Hilton Grand Vacations to Hilton Parent and will not be providing consideration in connection with the spin-off and that the spin-off meets the first condition of question four of Staff Legal Bulletin No. 4, as well as the other conditions.

As described in the Registration Statement, in connection with the spin-off, Hilton Grand Vacations anticipates that it will complete one or more financing transactions and distribute the Relevant Debt Proceeds to Hilton Parent. Notably, neither the Relevant Debt Proceeds nor any other cash amounts are to be paid by Hilton Parent to its stockholders in connection with the spin-off, nor are any cash amounts or other consideration to be paid by Hilton Parent’s stockholders.

We further note that this type of distribution from a wholly-owned subsidiary to its parent when the subsidiary is 100% owned by its parent is a common feature of spin-off transactions, which shares of a subsidiary are distributed in a pro rata dividend to stockholders of the parent without registration under the Securities Act in reliance on Staff Legal Bulletin No. 4. A number of recent examples are set forth below:

•	In the spin-off of Four Corners Property Trust, Inc. from Darden Restaurants, Inc. (October 21, 2015, File No. 001-37538), Four Corners Property Trust, Inc. incurred $400 million in a new term loan and distributed approximately $351 million of the proceeds from such indebtedness to its then-parent, Darden Restaurants, Inc.

•	In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties, Inc. incurred $1.3 billion of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Ventas, Inc.

•	In the spin-off of The Chemours Company from E. I. du Pont de Nemours and Company (June 5, 2015, File No. 001-36794), The Chemours Company incurred $4 billion of new indebtedness and distributed $3.9 billion of the proceeds from such indebtedness to its then-parent, E. I. du Pont de Nemours and Company.

•	In the spin-off of Communications Sales & Leasing, Inc. from Windstream Holdings, Inc. (March 25, 2015, File No. 001-36708), Communications Sales & Leasing, Inc. incurred $3.65 billion in long-term debt and distributed approximately $1.1 billion of the proceeds from such indebtedness to its then-parent, Windstream Holdings, Inc.

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•	In the spin-off of CareTrust REIT, Inc. from The Ensign Group, Inc. (May 13, 2014, File No. 001-36181), CareTrust REIT, Inc. issued $260 million of new unsecured senior notes and distributed approximately $220.8 million of the proceeds from such indebtedness to its then-parent, The Ensign Group, Inc.

•	In the spin-off of Washington Prime Group Inc. from Simon Properties Group, Inc. (April 21, 2014, File No. 001-36252), Washington Prime Group Inc. incurred $1.0 billion in new indebtedness and distributed approximately $1.0 billion of the proceeds from such indebtedness to its then-parent, Simon Properties Group, Inc.

Exhibit 99.1

The Spin-Off, page 9

Summary Risk Factors, page 8

4.	Please revise to quantify the “significant portion of the voting power in HGV Parent” controlled by The Blackstone Group L.P. and its affiliates.

Hilton Grand Vacations has revised its disclosure on pages 8 and 48 to quantify the voting power in HGV Parent that will be held by The Blackstone Group L.P. and its affiliates upon consummation of the spin-off.

Financing Transactions, page 9

5.	Please revise your disclosure under this heading to provide the amount outstanding under the Timeshare Facility, the amount of Securitized Debt and the total amount of anticipated indebtedness after the spin-off transaction has been completed. In addition, please confirm that you plan to revise to disclose the material terms of each facility, including interest rate, maturity date, and financial covenants.

Hilton Grand Vacations has revised its disclosure on pages 11, 15, 23, 61, 72 and 153 to provide the amount outstanding under the Timeshare Facility, the amount of Securitized Debt and the total amount of anticipated indebtedness after the spin-off has been consummated. Hilton Grand Vacations confirms that it plans to disclose the material terms of each material facility it enters into, including the terms identified by the Staff, in one or more future pre-effective amendments to the Registration Statement. Hilton Grand Vacations understands that the Staff requires a reasonable amount of time for review.

Questions and Answers About the Spin-Off, page 9

6.	Please include a separate “Q&A” disclosing the estimated total value of the spin-off consideration that you will contribute to Hilton Parent.

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As discussed in response to Comment 3, no consideration is being paid or contributed in connection with the spin-offs. However, Hilton Grand Vacations will be distributing Relevant Debt Proceeds to Hilton Parent as described in response to the Staff’s comment 3 above. Hilton Grand Vacations has revised its disclosure on page 15 to include a separate “Q&A” that discloses the estimated total amount of such Relevant Debt Proceeds that will be distributed to Hilton Parent.

Summary of the Spin-Off, page 16

7.	In order for investors to better understand the changes in your organizational structure as a result of the internal reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off.

Hilton Grand Vacations has revised its disclosure on pages 10 and 55 through 56 to include diagrams depicting its organizational structure prior to the internal reorganization and after the spin-off.

Special Note About Forward Looking Statements, page 50

8.	We note your disclosure that you have made forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. It is not clear how you are able to rely upon the safe harbors for forward-looking statements since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise your disclosure accordingly or advise.

In response to the Staff’s comment, Hilton Grand Vacations has revised page 52 to eliminate references to Section 27A of the Securities Act and Section 21E of the Exchange Act in its disclosure regarding forward-looking statements.

Manner of Effecting the Spin-Off, page 52

9.	We note your disclosure that the general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among you, Hilton parent and Park Parent. Please revise your disclosure in this section to more specifically describe and quantify the anticipated costs in connection with the spin-off. Please also describe how these costs will be allocated.

Hilton Grand Vacations has revised page 55 to describe and quantify the anticipated costs in connection with the spin-offs. Although the information regarding how these costs will be allocated has not yet been determined, Hilton Grand Vacations advises the Staff that it will disclose this information in a subsequent pre-effective amendment.

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Internal Reorganization, page 52

10.	We note your disclosure that Hilton will undergo an internal reorganization as part of the spin-off during which all of the assets and liabilities associated with the Timeshare business will be retained by or transferred to you or your subsidiaries. Please revise to more specifically describe all the assets, liabilities and obligations associated with the Timeshare business, including clarifying those assets, liabilities and obligations related to the business that will not transfer to you, as applicable. In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Hilton Grand Vacations advises the Staff that, following Hilton’s internal reorganization occurring in connection with the spin-off, Hilton Grand Vacations will own HRC, the legal entity that currently owns and operates the entirety of Hilton Parent’s Timeshare business. HRC has historically operated as a distinct operating segment, and the financial statements of HRC included in the information statement contain additional details on the historical assets, liabilities and obligations of the Timeshare business. Hilton Grand Vacations has revised its disclosure on pages 18 and 54 to so disclose.

Conditions to the Spin-Off, page 58

11.	We note your disclosure throughout Exhibit 99.1 that the spin-offs are conditioned on the ruling received by Hilton Parent from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-offs remaining in effect as of the distribution date, and the receipt of an opinion of your tax counsel confirming that the spin-off should qualify as tax-free under Section 355 of the Code. Please file the IRS ruling as an exhibit to your registration statement or advise. Please also tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement.

Hilton Grand Vacations respectfully advises the Staff that it does not intend to file the confidential private letter ruling from the Internal Revenue Service as an exhibit to the Registration Statement. The Registration Statement describes the material U.S. federal income tax consequences of the spin-off and related matters, including under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” Hilton Grand Vacations respectfully submits that filing the private letter ruling as an exhibit will not materially enhance a stockholder’s understanding of such tax matters beyond what has already been described in such disclosure. Moreover, the private letter ruling was issued on a confidential basis and remains confidential. Based upon a review of spin-off transactions, private letter rulings typically are not publicly filed as part of spin-off registration statements on Form 10. This approach is consistent with the requirements of Form 10 and Item 601 of Regulation S-K, which do not specify such an exhibit-filing requirement. Hilton Grand Vacations notes in this regard that while Item 601(b)(8) of Regulation S-K requires certain registrants to file as an exhibit to certain registration statements filed under the Securities Act either an

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opinion of counsel as to material tax consequences or, in lieu thereof, a revenue ruling from the IRS, this requirement is not applicable to registration statements filed under the Exchange Act, including registration statements on Form 10.

Hilton Grand Vacations advises the Staff that it expects that the opinion of spin-off tax counsel regarding the qualification of the spin-off under Section 355 of the Code will be in agreed final form on or prior to the effectiveness of the Registration Statement, although, in accordance with customary practice, it would not be delivered until the distribution date.

Unaudited Pro Forma Consolidated Financial Statements, page 65

12.	We note you include multiple adjustments in your Spin-Off Adjustments column on page 66. Please revise to include one line item in this column for each adjustment. In this regard, adjustments b, c, and d for Parent deficit should be disaggregated and presented as three separate rows.

Hilton Grand Vacations has revised the presentation of the Spin-Off Adjustments column on page 69 to include one line item in this column for each adjustment, including separate line items for each of the adjustments to Parent deficit described in notes (d) and (e). Hilton Grand Vacations advises the Staff that no adjustment to its pro forma balance sheet will be made for the items described in notes (b) and (c) and page 69 has been further revised to remove these adjustments.

Note 4: Pro Forma Adjustments, page 70

13.	We note your adjustment (a). Please revise to describe your adjustments to Parent deficit and Income tax expense.

Hilton Grand Vacations has revised the description of Note 2: Financing Transactions on page 72 to describe that certain proceeds from the financing transactions will be used to distribute cash to Hilton Parent. Hilton Grand Vacations has also revised the description on page 73 of adjustment (a) to clarify that adjustment (a) also includes an adjustment to historical income tax expense to give effect to the change in interest expense resulting from the financing transactions, which will result in changes to income before income taxes.

14.	We note your adjustment (a). To the extent the actual interest rates could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

Hilton Grand Vacations has revised page 73 to present the effect of a 1/8 percent variance in interest rates on the adjustment to interest expense. This information will be completed in a future pre-effective amendment when determinations regarding the financing transactions have been finalized.

15.	We note your adjustment (c). Please tell us how you determined the amount of incremental expense is factually supportable. In this regard, please tell us if you expect these amounts to be based on agreements that will be finalized prior to effectiveness. Please refer to Article 11 of Regulation S-X.

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Hilton Grand Vacations advises the Staff that adjustment (c) is a placeholder disclosure in the event that any employment relationships, transition services agreement or other contractual arrangements directly related to the spin-off transaction would result in incremental expense to the amounts reflected in the historical consolidated financial statements that is factually supportable and is expected to have a continuing impact. While this information is not yet available or has not yet been determined, Hilton Grand Vacations acknowledges the Staff’s comment and advises the Staff that in a subsequent pre-effective amendment it will revise this disclosure either to remove it or to complete it, as applicable.

Principal Components of and Factors Affecting Our Results of Operations, page 73

16.	Please revise to disclose the impact on your expenses from the change in license agreements. Also, please disclose the range of incremental general and administrative expenses you expect to incur after the spin-off.

Hilton Grand Vacations has revised the discussion of the principal components of its expenses on pages 77 and 78 to include a cross reference to the disclosure in “Unaudited Pro Forma Consolidated Financial Statements” regarding the impact on expenses resulting from the new license agreements to be entered into with Hilton in connection with the spin-off, as well as the range of incremental general and administrative expenses expected to be incurred after the spin-off.

Contractual Obligations, page 92

17.	Please revise to also provide a table of contractual obligations on a pro forma basis.

Hilton Grand Vacations has revised its disclosure on page 95 to present a table of contractual obligations on a pro forma basis giving effect to the financing transactions. This information will be completed in a future pre-effective amendment when determinations regarding the financing transactions have been finalized.

Inventory and Cost of Sales, page 93

18.	Please tell us and revise your filing to clarify if you incorporate effects of your upgrade program into your accounting for inventory and cost of sales. Please refer to paragraph 1 of ASC 978-330-35.

Hilton Grand Vacations respectfully advises the Staff that in accordance with timeshare accounting for cost of sales under the relative sales value method, it includes expected upgrade activity in its estimate of future revenues and costs. Specifically, it includes the future sales of inventory reacquired through upgrade programs in the future estimated revenues, which also impacts its cost-of sales

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percentages. Included in its costs is the value it ascribes to inventory that is reacquired through owner upgrades from developed projects to fee-for-service projects. To the extent actual activity differs from expectations, it re-evaluates its estimates and whether such changes impact inventory and cost of sales which is recognized through a change in the cost-of-sales percentage accounted for as a changes in estimate using a current-period adjustment as described in ASC Subtopic 978-330.

Hilton Grand Vacations has revised its critical accounting policies and estimates on page 96 to clarify how its upgrade programs impact its accounting for inventory and cost of sales.

Executive and Director Compensation, page 119

19.	We note your disclosure that following the spin-off you expect to establish a similar executive compensation philosophy, design and process with respect to your NEOs. Please disclose whether you intend to execute new employment arrangements with your named executive officers. Please also tell us whether any of your key employees will continue to hold positions with Hilton Worldwide upon consummation of the spin-off.

Hilton Grand Vacations advises the Staff that it does not intend to enter into employment arrangements with its named executive officers. Hilton Grand Vacations further advises the Staff that no employees will hold positions with Hilton upon consummation of the spin-off.

Notes to Consolidated Financial Statements, page F-10

20.	Please tell us how you complied with Item 302 of Regulation S-K, or tell us how you determined it was unnecessary to include selected quarterly financial data.

Hilton Grand Vacations respectfully advises the Staff that, since it does not presently have any securities registered under Section 12(b) or 12(g) of the Exchange Act, it is not required to present selected quarterly financial data in the Registration Statement pursuant to Item 302(a) of Regulation S-K. Although this is an Exchange Act registration statement, this conclusion is consistent with the guidance set forth in Topic 1620 “Selected Quarterly Financial Data Not Required” of the Financial Reporting Manual of the Division of Corporate Finance, which provides that “a company is not required to furnish selected quarterly financial data pursuant to S-K 302(a) in its initial registration statement under the Securities Act if it does not have any securities registered under Section 12(b) or 12(g) of the Exchange Act.”

Hilton Grand Vacations advises the Staff that following the registration of its common stock under Section 12(b) of the Exchange Act, it will present selected quarterly financial data in future periodic reports filed under the Exchange Act to the extent required by applicable rules, including Item 302(a) of Regulation S-K.

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Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page F-10

21.	We note your record revenue from servicing your own loan portfolio and loans provided by third-party developers. Please tell us and revise your filing to disclose how you have accounted for these servicing rights. Within your response, please reference the authoritative accounting literature management relied upon.

Hilton Grand Vacations evaluated the criteria in ASC paragraph 860-50-25-1, to evaluate whether a servicing asset or servicing liability was required to be recognized based on each servicing obligation that it has undertaken. Hilton Grand Vacations does not service any timeshare financing receivables that have been transferred and met the criteria for sale accounting, be that any entire financial asset, group of entire financial assets or participating interests in an entire financial asset. Specifically, the securitized timeshare financing receivables of Hilton Grand Vacations do not meet the requirements for sale accounting and are accounted for as a secured borrowing. Hilton Grand Vacations applies the guidance of ASC paragraph 860-50-25-1(a) and ASC paragraph 860-50-25-2, under which a servicer that transfers or securitizes financial assets in a transaction that does not meet the requirements for sale accounting and is accounted for as a secured borrowing with the underlying financial assets remaining on the transferor’s balance sheet shall not recognize a servicing asset or a servicing liability. Hilton Grand Vacations’ unsecuritized timeshare financing receivables have not met the definition of a transfer under ASC Subtopic 860-10; thus, no servicing asset or liability is recognized in Hilton Grand Vacations’ financial statements. All intercompany transactions relating to loan servicing of Hilton Grand Vacations’ timeshare financing receivables are eliminated in consolidation.

Hilton Grand Vacations does have a servicing obligation that does not relate to financial assets of itself or its consolidated affiliates, where it provides servicing to its fee-for-service developers that originate timeshare financing receivables for their customers. For this servicing performed for third-party owners, Hilton Grand Vacations has concluded that it does meet the criteria outlined in ASC paragraph 860-50-25-1(c) and therefore considered the guidance in ASC Section 860-50-30 with respect to the measurement of a servicing asset or liability. The compensation received for performing the servicing obligation was compared to that of other servicing arrangements provided by third parties for providing timeshare financing receivables servicing to determine the marketplace value of such services in accordance with ASC paragraph 860-50-30-4. After making this comparison, Hilton Grand Vacations determined that the servicing fees earned for servicing for third party timeshare financing receivables represented adequate compensation as defined in ASC Section 860-50-20, and therefore has not recognized a servicing asset or liability with respect to its servicing obligation. Hilton Grand Vacations respectfully advises the Staff that servicing fees from these third party servicing obligations are recognized as earned on a monthly basis based on the outstanding balance of the third party timeshare financing receivables and the applicable rates being charged in the agreements with Hilton Grand Vacations’ fee for service developers are classified in financing revenues.

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Revenue Recognition, page F-11

22.	We note your disclosure that you recognize rental revenues from the rentals of unoccupied vacation ownership units. Please tell us if any of your rental revenues are related to incidental operations that are considered to be in the holding period as defined by ASC Topic 978-330-35, and to the extent they are, please explain how your accounting policy complies with the guidance related to incidental operations therein.

Hilton Grand Vacations respectfully advises the Staff that the majority of its rental revenues relate to units rented on behalf of owners and are not related to incidental operations that are considered to be in the holding period as defined by ASC Section 978-330-35.

The net amount of incidental operations in all periods presented was less than $1 million, and Hilton Grand Vacations has recognized the respective incremental revenues and expenses in the period earned or incurred accordingly.

Hilton Grand Vacations accounts for its rental programs, including its vacation sampler or mini-vacation programs (as defined in ASC Section 978-605-20) in accordance with ASC paragraph 978-330-35-3 when the intervals being rented are considered to be in the “Holding Period” as defined by ASC Section 978-330-20.

Hilton Grand Vacations recognizes rental revenues and costs of unsold vacation ownership units developed by Hilton Grand Vacations, including revenues from vacation ownership sampler or mini-vacation programs, during the holding period, recognizing incremental revenue in excess of incremental costs as a reduction of inventory and incremental costs in excess of incremental revenues in the period incurred or earned, accordingly.

Hilton Grand Vacations has revised its disclosure on F-11 in the consolidated financial statements to clarify its accounting policy as it relates to unsold vacation ownership intervals considered to be in the holding period.

Note 5: Inventory, page F-20

23.	Please tell us how you account for the inventory returned related to customers that upgrade their existing ownership into fee-for-service projects. Within your response, please reference the authoritative accounting literature management relied upon.

Hilton Grand Vacations accounts for inventory reacquired through customers upgrading their existing vacation ownership interest in a developed project for a vacation ownership interest in a fee-for-service project in accordance with ASC

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Section 978-330-35. Upon reacquisition of the inventory, Hilton Grand Vacations records the inventory at cost and then evaluates whether the interval should be recorded at the lower of its carrying amount or fair value less cost to sell in accordance with ASC paragraphs 360-10-35 through 35-40 and ASC paragraph 360-10-35-43 as prescribed by ASC paragraph 978-330-35-2. Hilton Grand Vacations then accounts for the intervals using the relative sales value as described in ASC 978.

*              *              *             *              *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton	Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Charles R. Corbin, Jr., Esq.

Hilton	Grand Vacations Inc.

Mark D. Wang

Hilton Grand Vacations Inc.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

July 7, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement. Hilton Grand Vacations Inc. (the “Company”) hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Mark D. Wang
Mark D. Wang
President and Chief Executive Officer